ING LIFE INSURANCE AND ANNUITY COMPANY
and its Variable Annuity Account C

University of Texas System Retirement Programs

**Supplement dated December 20, 2006 to the Contract Prospectus,
Contract Prospectus Summary and Statement of Additional Information,
each dated August 21, 2006, as supplemented**

This supplement updates certain information contained in your Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). Please read it carefully and keep it with your current Contract Prospectus, Contract Prospectus Summary and SAI for future reference.

1. Effective September 30, 2006, the information for ING VP Global Science and Technology Portfolio, and effective December 1, 2006, the information for ING Legg Mason Partners Aggressive Growth Portfolio, ING Legg Mason Partners Large Cap Growth Portfolio and ING Legg Mason Partners All Cap Portfolio appearing in the Contract Prospectus under Appendix II – Description of Underlying Funds is deleted and replaced with the following to reflect subadviser name changes.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)
ING Partners, Inc. – ING Legg Mason Partners Aggressive Growth Portfolio	ING Life Insurance and Annuity Company **Subadviser**: ClearBridge Advisors, LLC	Seeks long-term growth of capital.
ING Investors Trust – ING Legg Mason Partners All Cap Portfolio	Directed Services, Inc. **Subadviser**: ClearBridge Advisors, LLC	A *non-diversified* Portfolio that seeks capital appreciation through investment in securities which it believes has above-average capital appreciation potential.
ING Partners, Inc. – ING Legg Mason Partners Large Cap Growth Portfolio	ING Life Insurance and Annuity Company **Subadviser**: ClearBridge Advisors, LLC	Seeks long-term capital appreciation.
ING Variable Portfolios, Inc. – ING VP Global Science and Technology Portfolio	ING Investments, LLC **Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital appreciation.

2. Effective December 31, 2006, Directed Services, Inc. is being converted to a limited liability company, redomiciled to Delaware, and reorganized as a wholly-owned subsidiary of ING Life Insurance and Annuity Company. Accordingly, effective December 31, 2006, all references to Directed Services, Inc. appearing in the Contract Prospectus and in the Contract Prospectus Summary are replaced with Directed Services, LLC.

3. Effective December 31, 2006, the investment adviser for each of the portfolios under ING Partners, Inc. will change to Directed Services, LLC. Accordingly, effective December 31, 2006, all references to ING Life Insurance and Annuity Company as investment adviser for each portfolio under ING Partners, Inc. appearing in the Contract Prospectus under Appendix II – Description of Underlying Funds are replaced with Directed Services, LLC.

Insurance products issued by ING Life Insurance and Annuity Company. Securities offered through ING Financial Advisers, LLC (Member SIPC), 151 Farmington Avenue, Hartford, CT 06156, or through other Broker-Dealers with which it has a selling agreement. These companies are wholly owned, indirect subsidiaries of ING Groep N.V. Insurance obligations are the responsibility of each individual company.